UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LEAR CORPORATION
(Name of Subject Company (issuer))
LEAR CORPORATION
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Zero-Coupon Convertible Senior Notes due 2022	521865 AG 0
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Daniel A. Ninivaggi
Senior Vice President, Secretary and General Counsel
Lear Corporation
21557 Telegraph Road
Southfield, Michigan 48034
(248) 447-1500
Copies to:
Bruce A. Toth, Esq.
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$304,000,000	$32,528

*	Calculated solely for purposes of determining the filing fee. This amount represents the value of all outstanding Notes based on the purchase price of $475 per $1,000 principal amount (640,000 Notes x $475).

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107 for each $1,000,000 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1	☑	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

3

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by Lear Corporation, a Delaware corporation (the “Company”), to purchase for cash any and all of its outstanding Zero-Coupon Convertible Senior Notes due 2022 (the “Notes”) at a purchase price of $475 per $1,000 principal amount at maturity of Notes. In the event that the Company extends the Expiration Date, the Company will pay an additional amount equal to $0.08 per $1,000 of principal amount at maturity of the Notes for each day after June 13, 2006 to and including the Expiration Date, as so extended.
     This Schedule TO is being filed by the Company. The Company’s offer for the Notes is being made on the terms and subject to the conditions set forth in the attached Offer to Purchase and Consent Solicitation Statement dated May 16, 2006 (the “Offer to Purchase”), and the related Consent and Letter of Transmittal (the “Letter of Transmittal,” which, with respect to the Notes, as amended or supplemented from time to time, together with the Offer to Purchase, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The offer will expire at midnight, New York City Time, on June 13, 2006, unless extended or earlier terminated.
     All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.
Item 1. Summary Term Sheet.
     Summary Term Sheet. The information set forth in the Offer to Purchase under the captions “Summary Term Sheet” and “Answers to Questions You May Have” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. Lear Corporation, a Delaware corporation, is the subject Company. The address and telephone number of its principal executive office are 21557 Telegraph Road, Southfield, Michigan 48034, telephone (248) 447-1500.
     (b) Securities. $640.0 million aggregate principal amount at maturity of Zero-Coupon Convertible Senior Notes due 2022.
     (c) Trading Market and Price. The information set forth in the Offer to Purchase under the caption “Market Price Information” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address. The filing person is the current obligor of the Notes. The information set forth under Item 2(a) above is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms.
          (1) Tender Offers. The information set forth in the Offer to Purchase is incorporated herein by reference.
          (2) Mergers or Similar Transactions. Not applicable.
     (b) Purchases. To the best knowledge of the Company, no Notes are to be purchased from any officer, director or affiliate of the Company in the tender offer.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) The Company issued the Notes in aggregate principal amount at maturity of $640.0 million pursuant to an indenture, dated as of February 20, 2002 (as supplemented on August 26, 2004, December 15, 2005 and April 25, 2006), among the Company, the Guarantors defined therein and The Bank of New York Trust Company, N.A. (as successor to The Bank of New York), as trustee. The information set forth in the Offer to Purchase under the caption “The Company—Background of the Notes” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes. The information set forth in the Offer to Purchase under the caption “Purpose of the Tender Offer and Consent Solicitation” is incorporated herein by reference.
     (b) Use of the Securities Acquired. The Notes acquired in the transaction will be retired and cancelled by the Company.
     (c) Plans.
          (1)-(10) None.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds. The information set forth in the Offer to Purchase under the caption “Answers to Questions You May Have—How will the Company pay for the tendered Notes” and “Sources and Amount of Funds” is incorporated herein by reference.
     (b) Conditions. The information set forth in the Offer to Purchase under the caption “Sources and Amount of Funds” and “The Tender Offer and Consent Solicitation—Conditions to the Tender Offer” is incorporated herein by reference.
     (d) Borrowed Funds.
          (1) The information set forth in the Offer to Purchase under the caption “Answers to Questions You May Have—How will the Company pay for the tendered Notes” and “Sources and Amount of Funds” is incorporated herein by reference.
          (2) The information set forth in the Offer to Purchase under the caption “Answers to Questions You May Have—How will the Company pay for the tendered Notes” and “Sources and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership. To the best knowledge of the Company, no Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.
     (b) Securities Transactions. To the best knowledge of the Company, none of the persons referenced in this item have engaged in any transactions in the Notes during the 60 days preceding the date of this schedule.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the caption “Dealer Manager and Solicitation Agent” is incorporated herein by reference.
Item 10. Financial Statements.
     (a) Financial Information. The Company believes that the financial information required by Items 1010(a) and (b) of Regulation M-A is not material because: (i) the consideration offered for the Notes consists solely of cash, (ii) the offer is not subject to any financing condition, (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR and (iv) the offer is for all outstanding Notes.
     (b) Pro forma Information. Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
          (1) None.
          (2) The only regulatory requirements that must be met are those imposed by applicable securities laws and the rules and regulations promulgated by the National Association of Securities Dealers and the New York Stock Exchange.
          (3)-(5) None.
     (b) Other Material Information. The information set forth in the Offer to Purchase and the Consent and Letter of Transmittal (Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule TO) is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase and Consent Solicitation Statement, dated May 16, 2006.

(a)(1)(B)	Form of Consent and Letter of Transmittal, including taxpayer I.D. guidelines.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Press Release issued by Lear Corporation on May 16, 2006.

(b)	Amended and Restated Credit and Guarantee Agreement dated as of April 25, 2006, by and among Lear Corporation, Lear Canada, each Foreign Subsidiary Borrower (as defined therein), the Lenders party thereto, JPMorgan Chase Bank, N.A., as general administrative agent, and the other Agents named therein (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on April 25, 2006).

(d)(1)	Indenture dated as of February 20, 2002, by and among Lear Corporation as Issuer, the Guarantors party thereto from time to time and The Bank of New York as Trustee (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(2)	Supplemental Indenture No. 1 to Indenture dated as of February 20, 2002, by and among Lear Corporation as Issuer, the Guarantors party thereto from time to time and The Bank of New York as Trustee (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated August 26, 2004).

(d)(3)	Supplemental Indenture No. 2 to Indenture dated as of February 20, 2002, by and among Lear Corporation as Issuer, the Guarantors party thereto from time to time and The Bank of New York Trust Company, N.A. (as successor to The Bank of New York), as Trustee (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated December 15, 2005).

(d)(4)	Supplemental Indenture No. 3 to the Indenture dated as of February 20, 2002, among Lear Corporation, the Guarantors set forth therein and The Bank of New York Trust Company, N.A. (as successor to The Bank of New York), as trustee (incorporated by reference to Exhibit 10.4 to the Company’s Current Report of Form 8-K filed on April 25, 2006).

(g)	The information set forth in response to Item 12(a)(1) of this Schedule TO is incorporated herein by reference.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 16, 2006

LEAR CORPORATION,
a Delaware corporation

By:	/s/ Daniel A. Ninivaggi

Name:	Daniel A. Ninivaggi
Its:	Senior Vice President, Secretary and General Counsel

Exhibit Index

Exhibit
No.	Description
(a)(1)(A)	Offer to Purchase and Consent Solicitation Statement, dated May 16, 2006.

(a)(1)(B)	Form of Consent and Letter of Transmittal, including taxpayer I.D. guidelines.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Press Release issued by Lear Corporation on May 16, 2006.

(b)	Amended and Restated Credit and Guarantee Agreement dated as of April 25, 2006, by and among Lear Corporation, Lear Canada, each Foreign Subsidiary Borrower (as defined therein), the Lenders party thereto, JPMorgan Chase Bank, N.A., as general administrative agent, and the other Agents named therein (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on April 25, 2006).

(d)(1)	Indenture dated as of February 20, 2002, by and among Lear Corporation as Issuer, the Guarantors party thereto from time to time and The Bank of New York as Trustee (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(2)	Supplemental Indenture No. 1 to Indenture dated as of February 20, 2002, by and among Lear Corporation as Issuer, the Guarantors party thereto from time to time and The Bank of New York as Trustee (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated August 26, 2004).

(d)(3)	Supplemental Indenture No. 2 to Indenture dated as of February 20, 2002, by and among Lear Corporation as Issuer, the Guarantors party thereto from time to time and The Bank of New York Trust Company, N.A. (as successor to The Bank of New York), as Trustee (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated December 15, 2005).

(d)(4)	Supplemental Indenture No. 3 to the Indenture dated as of February 20, 2002, among Lear Corporation, the Guarantors set forth therein and The Bank of New York Trust Company, N.A. (as successor to The Bank of New York), as trustee (incorporated by reference to Exhibit 10.4 to the Company’s Current Report of Form 8-K filed on April 25, 2006).

(g)	The information set forth in response to Item 12(a)(1) of this Schedule TO is incorporated herein by reference.

(h)	Not applicable.